EXHIBIT TO ITEM 77M

MERGERS

At a special meeting held on February 11, 2002, the Board of Trustees of Kobren Insight Funds (the "Trust") approved a reorganization of Kobren Growth Fund and Kobren Moderate Growth Fund, each a separate series of the Trust, which resulted in the transfer of shares of Kobren Moderate Growth Fund into shares of Kobren Growth Fund in a tax free transaction on April 26, 2002.

The Agreement and Plan of Reorganization by and between Kobren Growth Fund and Kobren Moderate Growth Fund was filed electronically pursuant to Rule 485(b) under the Securities Act of 1933, as amended, on June 13, 2002 and is incorporated by reference into this filing.